OLYMPUS PACIFIC MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

C1234567890 XXX

Fdd

Form of Proxy - General Meeting to be held on December 22, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please strike out the names of those persons named in the proxy and insert the name of your chosen proxyholder in the space provided (see reverse) or complete another form of proxy.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter or, if both choices are specified, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fdd
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on December 21, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

00S1TB

CPUQC01.E.INT/000001/i1234

+ MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being holder(s) of the Company hereby appoint: James Hamilton, VP Investor Relations, or failing him, T. Douglas Willock, Director

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions or both choices have been given, the proxyholder will, and is hereby directed to, vote in favour of each matter identified on this proxy) and all other matters that may properly come before the General Meeting of shareholders of Olympus Pacific Minerals Inc. to be held at Olympus Pacific Minerals Inc. Suite 500, 10 King St. East Toronto, ON M5C 1C3 on Wednesday, December 22, 2010 at 10:00 a.m. (EST) in the morning and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Ratification of Issue of Gold Warrants - For the purpose of Australian Securities Exchange (**"ASX"**) Listing Rule 7.4 and for all other purposes, to pass an ordinary resolution ratifying the allotment and issuance on June 21, 2010 of 2,196 detachable common stock purchase warrants, each exercisable for the purchase of 3,470 common shares of the Company (the **"Gold Warrant Shares"**) at an exercise price of CAD$0.60 per Gold Warrant Share up to an equivalent of 7,620,120 Gold Warrant Shares until May 31, 2013 to clients of Euro Pacific Capital, Inc., as more particularly described in the accompanying Information Circular.	☐	☐
2. Ratification of Issue of Agent's Warrants – For the purpose of ASX Listing Rule 7.4 and for all other purposes, to pass an ordinary resolution ratifying the allotment and issuance on June 21, 2010 of 2,668,750 share purchase warrants to Euro Pacific Capital, Inc., each exercisable for the purchase of one common share of the Company (the **"Agent's Warrant Shares"**) at an exercise price of CAD$0.60 per Agent's Warrant Share until May 31, 2013, as more particularly described in the accompanying Information Circular.	☐	☐
3. Ratification of Securities Issued in October Private Placement – For the purpose of ASX Listing Rule 7.1 and for all other purposes, to pass an ordinary resolution ratifying the allotment and issuance on October 21, 2010 of 37,000,000 common shares of the Company, as follows: (a) 33,780,000 common shares in the form of CHESS Depository Interests (**"CDIs"**) and issued to clients of Patersons Securities Limited; (b) 3,000,000 CDIs issued to FIL Investments International, acting as agent for Fidelity Funds; and (c) 220,000 common shares of the Company (**"Shares"**) issued to Scobie Ward; all at an issue price of AUD$0.45 per Share or CDI, as more particularly described in the accompanying Information Circular.	☐	☐
4. Approval for Issue of Option to Jura Trust Limited as the Nominee of Mr. John Seton – For the purpose of ASX Listing Rule 10.14 and for all other purposes, to pass an ordinary resolution approving the grant and issue of an option for no consideration to purchase up to 997,252 common shares of the Company (the **"Option Shares"**) at an exercise price of CAD$0.45 per Option Share exercisable until December 31, 2014 to Jura Trust Limited, as the nominee of Mr. John Seton, a director and officer (CFO) of the Company, as more particularly described in the accompanying Information Circular.	☐	☐
5. Approval for Issue of Option to General Research Gmb – For the purpose of ASX Listing Rule 7.1 and for all other purposes, to pass an ordinary resolution approving the grant and issue of an option to purchase up to 100,000 common shares of the Company (the "GRG Shares") at an exercise price of CAD$0.42 per GRG Share exercisable until August 9, 2015 to General Research Gmb, as more particularly described in the accompanying Information Circular.	☐	☐
6. Other Business – To transact such further or other business including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any adjournments thereof.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

999999999999 035585 X X X X AR0 OYMQ +

00S1UE